Exhibit 99.3

Enabling NextGen Smart Cards for Payments & Card-based Applications November 2021 Oslo Børs: IDEX    Nasdaq: IDBA Copyright © 2021 IDEX Biometrics

Disclaimer This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects”, “believes”, “estimates” or similar expressions denoting uncertainty. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any representation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation. 2 Copyright © 2021 IDEX Biometrics Copyright © 2021 IDEX Biometrics

IDEX Biometrics – The Next Generation of Payments $$ Multi-billion Market Opportunity Superior Biometric Performance Disruptive System Costs Capturing a Market Inflection Point

Highly Experienced Leadership Team Vince Graziani Catharina Eklöf Jamie Simms CEO CCO CFO Stan Swearingen Anthony Eaton Fred Benkley Chris Ludden SVP-Strategy CTO SVP-Innovation SVP-Engineering 4 Copyright © 2021 IDEX Biometrics

The Case for Card-based Fingerprint Authentication    Reduced fraud:    Challenges Secure, high-value contactless transactions Fraud Identity protection:    Encrypted biometric data; stored only on the card Security Ease of use:    User Convenience Simple, low-cost enrolment Seamless user experience Card Economics Economic benefits:    New customer acquisition “Top of Wallet” effect Direct Monetization    5 Copyright © 2021 IDEX Biometrics

The Opportunity Copyright © 2021 IDEX Biometrics

Rapid Scaling of Biometric Payment Cards

- Total market: ~5 Billion smart cards per year
  - Includes all cards with secure element
- Addressable Market: payment cards
  - >3.0 billion payment smart cards per year
- Serviceable Market: dual interface payment cards
  - >1.9 billion contactless cards per year, growing at >8% CAGR
  - Biometric penetration rate is rising faster than contactless adoption
  - Forecasting 18% penetration by 2025, representing > 500 million cards
- Multi-Billion $ SAM in payment cards alone
  - Only two established competitors
  - Market regulations limit threat of new low-cost competitors


>$1B-$2B

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Copyright © 2021 IDEX Biometrics
Copyright © 2021 IDEX Biometrics
IDEX

Primary Target: Biometric Payment Cards    Yearly Issuance of Payment Card Types 2021: A Market Inflection Point Biometric Cards Contactless Cards Payment Infrastructure Already in Place Pin and chip Cards Standards established and certifications in place Total Payment Cards 3 Bn Banks and issuers launching:—Started with BNP Paribas in 2021—Several Swedish banks launching in 2022 2 Bn Contactless (NFC) = 8 years—Expecting globally in    double 2022 digit bank launches 1 Bn Chip & PIN (Contact) = 18 years Scaling faster than contactless 8 Copyright © 2021 IDEX Biometrics Copyright © 2021 IDEX Biometrics IDEX

China’s Digital Currency Initiative Could Double our SAM China’s central bank and digital currency: e-CNY ….IDEX partners engaged with all 6 regional banks; two bank trials announced so far… >400 million people targeted by this central bank initiative (six participating regional banks) Initial deployment for Winter Olympics 2022 Greater than $1billion opportunity Digital currency requires enhanced security Secure off-line payment device: Hardware wallet …enabled by major Chinese partnerships 9 Copyright © 2021 IDEX Biometrics

Long-term Vision: Universal Security Device Biometrically-enabled cards secure a range of applications Payment (card present and card not present) Central Bank Digital Currency (CBDC) wallet Public Transportation / Ticketing Cyber Security/Data Access Control Healthcare and Government ID An off-cloud personal security device to protect Each application represents a range of mobile and internet applications a multi-billion card opportunity 10 Copyright © 2021 IDEX Biometrics

Competitive Advantage Copyright © 2021 IDEX Biometrics

Superior Technology Drives Differentiation Disruptive card architecture Disruptive cost Performance leadership Versatile enrollment options Flexible and comprehensive solution 12 Copyright © 2021 IDEX Biometrics Copyright © 2021 IDEX Biometrics

The TrustedBio Architectural Advantage





IDEX TrustedBio

Card Architecture

- ✓ Simple Bill of Materials (BOM) driven by integration:
  - TrustedBio System in Package
  - EMVco – Certified Secure Element
- ✓ **Passive** card inlay = lower cost & improved yield

Total Card Cost: ~$5

Commodity Sensor

Card Architecture

- ✗ Complex Bill of Materials required:
  - Silicon Sensor
  - MCU: biometric processor
  - PMIC: power management
- ✗ **Active** card inlay with numerous components

Total Card Cost: >$15

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Copyright © 2021 IDEX Biometrics
IDEX

Infineon Partnership Enables Complete Solution

Accelerates time to revenue and improves margins

Infineon SLC38
Latest Generation
Secure Element

IDEX
TrustedBio Max



infineon
IDEX
1234 5678 9876 4532
STEFFI BURTON

Turnkey Card Design
Complete Solution

Fully integrated design enables:
- Lowest cost profile of any solution
- Rapid time to market

Game changing performance:
- Biometric process time: ~250ms
- Total transaction time (with EMV):~500ms
- Market-leading False Reject Rate
- EMV Pre-certification

Infineon is the market share leader for security ICs globally

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Copyright © 2021 IDEX Biometrics
Copyright © 2021 IDEX Biometrics
IDEX

Ecosystem Partners are Key to Sales Strategy IDEX works jointly with partners to drive demand across the value chain Secure Elements Card Manufacturers Banks and Issuers Inlay Personalization Sensor/Matcher/OS Processors IDEX and technology partners IDEX and card manufacturing partners • Drive design-wins with card manufactures • Drive demand with Banks and Issuers • Enable biometric card manufacturing • Enable personalization bureaus and processors to support biometric cards Through our partners IDEX can address greater than 70% of the payment card market 15 Copyright © 2021 IDEX Biometrics

2021: A Pivotal Year for Commercialization IDEX/Infineon IDEMIA gaining Network Unlocking platform with Staying ahead of significant certification for another $1B+ industry leading competition market traction IDEX solutions SAM: e-CNY performance Infineon is the Building order TrustedBio MAX™: world’s leading Featured in all backlog and mass Rapid adoption of The most advanced provider of secure biometric e-CNY production order leading card and integrated elements. biometric Hard to support makers and biometric payment Infineon’s market Wallet trials by commercial issuers solution ever position is key to Chinese banks launches in 2022 created rapid adoption 16 Copyright © 2021 IDEX Biometrics

Financial Profile Copyright © 2021 IDEX Biometrics

Q3 2021 Financial Summary

- Early revenue trends are positive
  - Growth of initial shipments for payment
  - Sustained shipments for logical access
- Expenses under control
  - Incremental headcount increases
    - Reflecting organizational pivot to sales
    - Incremental rise in travel
  - R&D focused
  - Lowering reliance on 3rd party services
  - Expect SG&A to rapidly decline as % sales
- Cash balance
  - $12.9 million as of September 30, 2021
  - $19.3 million as of June 30, 2021

Summary Profit & Loss Statement ($000)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
Product	$ 731	$ 696	$ 623	$ 593	$ 246
Services	1	1	1	5	2
Total Revenue	732	697	624	598	248
Purchases, net of inventory change	300	304	220	178	45
Payroll expenses	5,044	4,682	5,101	5,206	4,275
Research and development expenses	659	881	608	(144)	930
Other operating expenses	1,729	1,763	1,713	2,157	1,370
Depreciation and amortization	460	460	454	439	430
Total Operating expenses	8,192	8,090	8,096	7,836	7,050
Loss from operations	$ (7,460)	$ (7,393)	$ (7,472)	$ (7,238)	$ (6,801)

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Copyright © 2021 IDEX Biometrics
IDEX

Strong Operating Leverage in Long-term Model Potential for extraordinary revenue growth Expanding opportunity pipeline Rapidly increasing backlog and pending design wins Target Operating Model at Scale: Scalable fabless semiconductor model 50%+ gross margins • Consistent with fabless model, solution cost leadership, and customer engagements ~30% operating margins Scalable for sustained cash flow • Concentrated customer base limits channel expenses • Low CapEx and leveraged OpEx 19 Copyright © 2021 IDEX Biometrics Copyright © 2021 IDEX Biometrics

Summary Copyright © 2021 IDEX Biometrics

IDEX Biometrics – Differentiated and Disruptive $$ Massive Addressable Market: Payment cards, Digital Currencies, Cyber Security, and adjacent markets Superior Biometric Performance: Enabling a secure and seamless user experience at ground-breaking transaction speeds Disruptive System Costs: Unique sensor architecture enables high integration and lowest possible cost Capturing a Market Inflection Point: Commercial engagements with industry leaders driving market adoption 21 Copyright © 2021 IDEX Biometrics

Thank you! Copyright © 2021 IDEX Biometrics